Exhibit 99.1

Advantage Announces High Liquid Yield Wells, Increases Montney Acreage & Provides Update on Operations & Strategic Alternatives Process

CALGARY, Sept. 30, 2013 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") (TSX/NYSE: AAV) is pleased to announce the following updates.  An updated investor presentation is also available on our website.

Two Middle Montney Wells Demonstrate Free Condensate ("C5+")Yield of up to 50 bbls/mmcf and Propane Plus ("C3+") Yield of up to 76 bbls/mmcf at Glacier

•	Two Middle Montney wells located on the Eastern portion of our land block at Glacier at 103/1-9-76-12W6 and 102/13-29-76-12W6 were completed during the first quarter of 2013. Both wells demonstrated significant liquid yields.
•	The 103/1-9-76-12W6 well was production tested for 124 hours and flowed free condensate which averaged 50 bbls/mmcf over the production test period. The final gas flow rate at the end of the production test period was 3.9 mmcf/d at a flowing pressure of 3,534 kpa. The estimated propane plus (C3+) yield based on a shallow cut liquids extraction process is 76 bbls/mmcf utilizing data obtained from the production test. The well has been on-stream for 169 days and has been re-tested with the latest results indicating similar yields.
•	The 102/13-29-76-12w6 was production tested for 192 hours and flowed free condensate which averaged 24 bbls/mmcf over the production test period. The final gas flow rate at the end of the production test period was 5.3 mmcf/d at a flowing pressure of 3,358 kpa. The estimated propane plus (C3+) yield based on a shallow cut liquids extraction process is 57 bbls/mmcf utilizing data obtained from the test. The well has been on-stream for 214 days and has demonstrated strong production performance.
•	These wells demonstrated liquid yields that are much higher than the Middle Montney wells located on the western portion of our land block and higher than the estimated Glacier average shallow cut C3+ yield of 39 bbls/mmcf raw. We believe the changes in liquid content are related to geological trends which can be utilized to identify high graded areas within the Montney at Glacier and within the regional fairway.

Additional Undeveloped Lands Acquired for Middle Montney Liquids Potential

•	We have gained considerable geological and engineering experience in the liquids rich Middle Montney formation. Our knowledge and achievements have resulted in significant contingent resource growth and improved Middle Montney well results at Glacier. Internal evaluations are underway to assess liquid extraction options.
•	Our Middle Montney experience also led to identification of opportunities beyond Glacier and as a result, we acquired an additional 43.25 sections (27,680 acres) of 100% working interest Montney lands. These lands are located southeast of Glacier in a fairway that we believe is prospective for Middle Montney natural gas liquids. The lands were acquired from the Province of Alberta at a cost of $6.7 million.
•	The acquired lands consist of three contiguous parcels. One parcel, containing 20.5 sections (13,120 acres), is located within one kilometer (0.6 miles) of our 100% owned southeast Glacier gas gathering pipeline. This pipeline is connected to our 100% owned Glacier gas plant. The other two parcels are located further southeast and offset an industry Middle Montney well which reports free condensate production in excess of 100 bbls/mmcf.
•	These land parcels are held under licenses which will not expire until September 2017 and can be extended for an additional five years with the drilling of two horizontal wells. These lands can also be continued indefinitely under production.
•	Our total acreage position in the Montney has increased to 125.65 gross (120.35 net) sections.

Glacier Wells with Revised Completion Techniques Continue to Demonstrate Sustained Improvement

•	During the first half of 2013, 11 Montney wells completed with revised completion techniques were brought on-production. These wells consisted of six Upper Montney, three Middle Montney and two Lower Montney wells located across the Glacier land block and have produced an average of 200 days.
•	Production from these wells continues to demonstrate stronger production rates when compared to wells that were completed using our previous completion technique after a similar production period. Additionally, the new wells are significantly outperforming the older wells in terms of cumulative production. For example, the 100/7-7-76-13w6 Lower Montney well which was completed with a high rate slick water frac utilizing an open hole packer system has produced 1.5 bcf compared to the older offset wells which produced 0.5 bcf after six months of production. This well is currently flowing at 8 mmcf/d.
•	We have identified additional opportunities to further optimize our completion techniques in each of the Montney formations including the liquids rich Middle Montney. We expect these future changes could generate additional improvements in overall well results as we continue to evaluate multi-frac design technologies.

Glacier Production Exceeding Budget, Operating Costs Lower than Budget, Capital Program on-track

•	Glacier working interest production based on field estimates for the third quarter of 2013 is approximately 110 mcfe/d (18,333 boe/d) which exceeds our internal budget.
•	Operating costs at Glacier are estimated to average less than $0.30/mcfe ($1.80/boe) during the third quarter of 2013. Operating cost optimization initiatives are continuing with the recent completion of a water disposal well which will reduce trucking and third party water disposal costs commencing in the fourth quarter of 2013. Additional third party gas was redirected to our Glacier plant in September and expected to continue through October 2013 which will provide processing income.
•	Our Phase VI Glacier Capital program which is designed to ramp Advantage production to 135 mmcfe/d by Q2 2014 is progressing on-track with three drilling rigs. Five of the 22 total wells in the program have been rig released to date. We expect completion information from some of the new wells to be available by early November 2013.

Commodity Hedging Program

•	Advantage has entered into a number of natural gas hedges in support of our two year Glacier development plan. Our natural gas hedges will reduce the volatility of future cash flows through to March 2016 and are particularly important during this current period of wider Canadian natural gas price differentials. Our hedging positions are summarized in the following table:
Period	Average Production Hedged	Net Forecast Production Hedged	Average Price $Cdn. AECO
Q3 2013 & Q4 2013	38.1 mmcf/d	39%	$3.45/mcf
Q1 2014 to Q4 2014	50.2 mmcf/d	39%	$3.81/mcf
Q1 2015 to Q4 2015	45.0 mmcf/d	27%	$3.91/mcf
Q1 2016	42.7 mmcf/d	23%	$3.90/mcf
•	Additional details on our hedging program are available at our website at www.advantageog.com.

Strategic Alternatives Process Update

•	As previously announced, the Company's financial advisors, FirstEnergy Capital Corp. and RBC Capital Markets, commenced a broad global marketing effort to solicit interest in a sale of the Corporation or another transaction to maximize value for all shareholders. The process is ongoing and the Corporation and its financial advisors are actively engaged and continue to coordinate with parties wishing to participate in the process. Technical presentations are ongoing and interested parties have been scheduled.
•	There can be no assurance that a transaction will be undertaken. Advantage does not intend to make any announcements regarding the process unless and until the Board of Directors has approved a specific transaction or course of action or otherwise determines that disclosure is necessary.

Advisory
The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, but not limited to, the Corporation's objectives for its recently acquired Montney lands; anticipated effect of increased Montney acreage on resources, reserves and production; the Corporation's beliefs regarding effect of optimization of completion and frac designs on well completion; anticipated effect of additional opportunities on overall well results; operating cost optimization initiatives and anticipated timing of reduced trucking and third party water disposal costs; the Corporation's anticipated drilling and completion plans; anticipated timing of new completion information from the Phase VI Glacier Capital Program; the Corporation's development plan to increase production at Glacier and the anticipated production levels and timing thereof; expected effect of natural gas hedges on volatility of future cash flows; and status of the Corporation's strategic alternatives process. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; individual well productivity; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; failure to complete an acceptable transaction pursuant to the Corporation's strategic alternatives process; and ability to access sufficient capital from internal and external sources.

Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's crude oil and natural gas properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

References in this press release to initial production test rates, initial "productivity", initial "flow" rates, "flush" production rates and "behind pipe production" are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf:1 bbls is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The following abbreviations used in this press release have the meanings set forth below:

mcf	thousand cubic feet
mcfe	thousand cubic feet of natural gas equivalent, using the ratio of 6 mcf of natural gas to 1 bbl of oil
mmcfe	million cubic feet of natural gas equivalent, using the ratio of 6 mcf of natural gas to 1 bbl of oil
mmcf	million cubic feet
mmcf/d	million cubic feet per day
bbl	barrel
NGLs	natural gas liquids
Boe/d	barrels of oil equivalent per day

SOURCE: Advantage Oil & Gas Ltd.

%CIK: 0001468079

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Advantage Oil & Gas Ltd.
700, 400 - 3rd Avenue SW
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T2P 4H2
Phone: (403) 718-8000
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Web Site: www.advantageog.com
E-mail: ir@advantageog.com

CO: Advantage Oil & Gas Ltd.

CNW 02:01e 30-SEP-13